UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Howard Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

442496105

(CUSIP Number)

March 1, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: GCP Managing Partner III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,277,505

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,277,505

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,277,505

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7% (1)

12.	Type of Reporting Person (See Instructions): PN, HC

(1) Based on Exhibit 99.1 to the Current Report on Form 8-K filed by Howard Bancorp, Inc. (the “Company”) on January 31, 2019, there were 19,039,347 outstanding shares of common stock (“Common Stock”) as of December 31, 2018.

1.	Name of Reporting Persons: GCP Managing Partner III GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,277,505

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,277,505

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,277,505

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7% (1)

12.	Type of Reporting Person (See Instructions): OO, HC

(1) Based on Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on January 31, 2019, there were 19,039,347 outstanding shares of Common Stock as of December 31, 2018.

1.	Name of Reporting Persons: GCP Capital Partners Holdings LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,277,505

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,277,505

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,277,505

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7% (1)

12.	Type of Reporting Person (See Instructions): OO, HC

(1) Based on Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on January 31, 2019, there were 19,039,347 outstanding shares of Common Stock as of December 31, 2018.

1.	Name of Reporting Persons: GCP Capital Partners Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,277,505

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,277,505

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,277,505

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7% (1)

12.	Type of Reporting Person (See Instructions): CO, HC

(1) Based on Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on January 31, 2019, there were 19,039,347 outstanding shares of Common Stock as of December 31, 2018.

1.	Name of Reporting Persons: Robert Niehaus

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,277,505

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,277,505

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,277,505

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7% (1)

12.	Type of Reporting Person (See Instructions): IN, HC

(1) Based on Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on January 31, 2019, there were 19,039,347 outstanding shares of Common Stock as of December 31, 2018.

Item 1.	(a).	Name of Issuer Howard Bancorp, Inc.
	(b).	Address of Issuer’s Principal Executive Offices: 3301 Boston Street Baltimore, MD 21224

Item 2(a).		Name of Person Filing See Item 2(c) below.
Item 2(b).		Address of Principal Business Office See Item 2(c) below.
Item 2(c).

Citizenship

(i) GCP Managing Partner III, L.P.

c/o GCP Capital Partners Holdings LLC

600 Lexington Ave., 31st Floor

New York, NY 10022

Citizenship: State of Delaware

(ii) GCP Managing Partner III GP, LLC

c/o GCP Capital Partners Holdings LLC

600 Lexington Ave., 31st Floor

New York, NY 10022

Citizenship: State of Delaware

(iii) GCP Capital Partners Holdings LLC

600 Lexington Ave., 31st Floor

New York, NY 10022

Citizenship: State of Delaware

(iv) GCP Capital Partners Holdings Inc.

c/o GCP Capital Partners Holdings LLC

600 Lexington Ave., 31st Floor

New York, NY 10022

Citizenship: State of Delaware

(v) Robert Niehaus

c/o GCP Capital Partners Holdings LLC

600 Lexington Ave., 31st Floor

New York, NY 10022

Citizenship: U.S.A.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).		Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e).		CUSIP Number: 442496105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the (i) 712,274 shares of Common Stock held directly by Greenhill Capital Partners III, L.P.; (ii) 128,644 shares of Common Stock held directly by Greenhill Capital Partners (GHL) III, L.P.; (iii) 297,071 shares of Common Stock held directly by Greenhill Capital Partners (Employees) III, L.P.; and (iv) 139,516 shares of Common Stock held directly by Greenhill Capital Partners (Cayman Islands) III, L.P. (collectively, the “Greenhill Funds”).  GCP Managing Partner III, L.P. (the “GCP General Partner”) is the sole general partner of the Greenhill Funds.  GCP Managing Partner III GP, LLC (“GCP III LLC”) is the sole general partner of the GCP General Partner.  GCP Capital Partners Holdings LLC (“GCP Holdings LLC”) is the sole member of GCP III LLC.  GCP Capital Partners Holdings Inc. (“GCP Holdings Inc.”) is the sole member of GCP Holdings LLC.  GCP Holdings Inc. is controlled by Robert Niehaus, the senior principal of GCP Capital Partners.  Each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by the Greenhill Funds, except to the extent of their respective pecuniary interest therein.

(b)

Percent of class:

Based on Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on January 31, 2019, there were 19,039,347 outstanding shares of Common Stock as of December 31, 2018.  Based on this number of outstanding shares of Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 6.7% of the total number of outstanding shares of Common Stock.

	(c)	Number of shares as to which the Reporting person has: GCP Managing Partner III, L.P.
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 1,277,505
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 1,277,505

GCP Managing Partner III GP, LLC
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,277,505
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,277,505

GCP Capital Partners Holdings LLC
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,277,505
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,277,505

GCP Capital Partners Holdings Inc.
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,277,505
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,277,505

Robert Niehaus
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,277,505
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,277,505

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2019

GCP MANAGING PARTNER III, L.P.
By:	/s/ Robert Niehaus
Name:	Robert Niehaus
Title:	Authorized Signatory

GCP MANAGING PARTNER III GP, LLC
By:	/s/ Robert Niehaus
Name:	Robert Niehaus
Title:	Authorized Signatory

GCP CAPITAL PARTNERS HOLDINGS LLC
By:	/s/ Robert Niehaus
Name:	Robert Niehaus
Title:	Authorized Signatory

GCP CAPITAL PARTNERS HOLDINGS INC.
By:	/s/ Robert Niehaus
Name:	Robert Niehaus
Title:	Authorized Signatory

ROBERT NIEHAUS
By:	/s/ Robert Niehaus

SIGNATURE PAGE TO SCHEDULE 13G (HOWARD BANCORP, INC.)

EXHIBIT LIST

Exhibit 1

Joint Filing Agreement, dated as of February 6, 2019, by and among GCP Managing Partner III, L.P., GCP Managing Partner III GP, LLC, GCP Capital Partners Holdings LLC, GCP Capital Partners Holdings Inc. and Robert Niehaus.

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G with respect to the common stock, par value $0.01 per share, of Howard Bancorp, Inc., a Maryland corporation, is, and any amendments hereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 6, 2019

GCP MANAGING PARTNER III, L.P.
By:	/s/ Robert Niehaus
Name:	Robert Niehaus
Title:	Authorized Signatory

GCP MANAGING PARTNER III GP, LLC
By:	/s/ Robert Niehaus
Name:	Robert Niehaus
Title:	Authorized Signatory

GCP CAPITAL PARTNERS HOLDINGS LLC
By:	/s/ Robert Niehaus
Name:	Robert Niehaus
Title:	Authorized Signatory

GCP CAPITAL PARTNERS HOLDINGS INC.
By:	/s/ Robert Niehaus
Name:	Robert Niehaus
Title:	Authorized Signatory

ROBERT NIEHAUS
By:	/s/ Robert Niehaus

SIGNATURE PAGE TO JOINT FILING AGREEMENT (HOWARD BANCORP, INC.)